MAIL STOP 3561

March 20, 2006

Mr. Phillip E. Zegarelli
President
Voorhees Acquisition Corp.
c/o S. W. Consulting Co., Inc.
100 Garden City Plaza, Suite 500
Garden City, NY 11530

>   **Re:**   **Voorhees Acquisition Corp.**
>   **Form 10-KSB**
>   **Filed January 27, 2006**
>   **File No. 000-51045**

Dear Mr. Zegarelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB

Financial Statements

General

1. We note you consider yourself an inactive entity under Rule 3-11 of Regulation S-X based on your disclosure included in Item 7 – Financial Statements. We also note from your disclosure in Item 1 – Description of Business (Business Development) that your sole stockholder, director and officer sold all the outstanding shares of the Company to SW Consulting, resulting in a change in control of the company. Considering there was a material change in the business (i.e. change in control), please revise to provide audited financial statements pursuant to Item 310 of Regulation S-B. See also paragraph 11 of SFAS 7 for additional guidance regarding audited periods to be provided.

Item 12. Certain Relationships and Related Transactions

Attestation of President and Chief Financial Officer as to Our Internal Controls

2. We noted Mr. Zegarelli's conclusion that your internal controls were adequate. This disclosure (i.e. adequate) is not appropriate and should be revised to state whether your disclosure controls and procedures were effective or ineffective. Please revise as necessary.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies